UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*







                              Market America, Inc.
                                (Name of Issuer)

                         Common Stock, $.00001 par value
                         (Title of Class of Securities)

                                    570556100
                                 (CUSIP Number)


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 570556100

(1)      Name of Reporting Person

                  James H. Ridinger

         S.S. or I.R.S. Identification No. of Above Person

                  SS No. 174-44-038

(2)      Check the Appropriate Box if a Member of a Group             (a)   / /
                                                                      (b)   /X/
(3)      SEC Use Only

     Citizenship or Place of Organization

         USA

                                            (5)      Sole Voting Power
           Number of                                      13,945,100
             Shares
          Beneficially                      (6)      Shared Voting Power
            Owned By                                      101,400
              Each
            Reporting                       (7)      Sole Dispositive Power
             Person                                       13,945,100
              With
                                            (8)      Shared Dispositive Power
                                                          2,078,500

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person

                  16,032,600

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

(11)     Percent of Class Represented by Amount in Row (9)

                  80.3%

(12)              Type of Reporting Person

                  IN


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Item 1(a).  Name of Issuer

              Market America, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices

             7605-A Business Park Drive, Greensboro, North Carolina  27409

Item 2(a).  Name of Person Filing

              James H. Ridinger

Item 2(b).  Address of Principal Business Office or, if None, Residence

              7605-A Business Park Drive, Greensboro, North Carolina  27409

Item 2(c).  Citizenship

              United States of America

Item 2(d).  Title of Class of Securities

              Common Stock, $.00001 par value

Item 2(e).  CUSIP Number

              570556100

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the filing person is a

  (a) [ ]  Broker or Dealer registered under section 15 of the Act

  (b) [ ]  Bank as defined in section 3(a)(6) of the Act

  (c) [ ]  Insurance Company as defined in section 3(a)(19) of the Act

  (d) [ ] Investment Company registered under section 8 of the Investment Company Act

  (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

  (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

  (g) [ ]  Parent Holding Company, in accordance with ss. 240.13d-1(b)(1)(ii)(G)

  (h) [ ]  Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership*

         As of December 31, 1993:

         (a) Amount Beneficially Owned: 19,950,000

         (b) Percent of Class: 100.0%

         (c) Number of shares as to which such person has:

             (i)   sole power to vote or to direct the vote: 14,922,600

             (ii)  shared power to vote or to direct the vote: 0

             (iii) sole power to dispose or to direct the disposition
                   of: 14,922,600

             (iv) shared power to dispose or to direct the disposition of: 5,027,400(1)

         As of December 31, 1994:

         (a) Amount Beneficially Owned: 16,638,400

         (b) Percent of Class: 83.9%

         (c) Number of shares as to which such person has:

             (i)   sole power to vote or to direct the vote: 13,795,100

             (ii)  shared power to vote or to direct the vote: 101,400(2)

             (iii) sole power to dispose or to direct the disposition
                   of: 13,795,100

             (iv) shared power to dispose or to direct the disposition of: 2,944,700(3)

         As of December 31, 1995:

         (a) Amount Beneficially Owned: 15,307,600

         (b) Percent of Class: 76.7%

         (c) Number of shares as to which such person has:

             (i)   sole power to vote or to direct the vote: 13,945,100

             (ii)  shared power to vote or to direct the vote: 101,400(2)

             (iii) sole power to dispose or to direct the disposition
                   of: 13,945,100

             (iv) shared power to dispose or to direct the disposition of: 1,362,500(3)

         As of December 31, 1996:

         (a) Amount Beneficially Owned: 16,023,600

         (b) Percent of Class:  80.3%
----------

* All numbers of shares of the Issuer's Common Stock in this Schedule 13G have been adjusted to account for the Issuer's January, 1994 133-for-1 forward stock split; all percentages are based upon 19,950,000 shares reported by the Issuer to have been outstanding at all relevant times.

         (c) Number of shares as to which such person has:

             (i)   sole power to vote or to direct the vote: 13,945,100

             (ii)  shared power to vote or to direct the vote: 101,400(2)

             (iii) sole power to dispose or to direct the disposition
                   of: 13,945,100

             (iv) shared power to dispose or to direct the disposition of: 2,078,500(3)
----------

(1) Constitutes shares believed to have been under the investment control of Mr. Gilbert Zwetsch, W. 403 25th, Spokane, Washington 99203.

(2) Constitutes shares registered in the name of Loren Ashley Ridinger, Mr. Ridinger's wife, of which Mr. Ridinger disclaims beneficial ownership.

(3) Includes the 101,400 shares discussed above registered in the name of Ms. Ridinger. Also includes shares believed to have been under the investment control of Mr. Zwetsch, and certain shares under the investment control of Codan Trust Company, c/o Conyers, Dill & Pearman, Barristers & Attorneys, Hamilton, Bermuda.

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of a Group

         Not applicable.

Item 9.  Notice of Dissolution of a Group

         Not applicable.

Item 10.  Certification

         Not applicable.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1997

Signature:  _______________/s/_________________

Name:  James H. Ridinger


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (see 18 U.S.C. 1001).